UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

ARYA Sciences Acquisition Corp IV

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share
(Title of Class of Securities)

G31659108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
ARYA Sciences Holdings IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,146,500[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,146,500[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,146,500[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.7%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Represents 499,000 Class A ordinary shares and Class A ordinary shares to be issued upon the automatic conversion of 3,647,500 Class B ordinary shares at the time of the Issuer’s initial business combination.

[2]
Calculated based on (i) 15,449,000 Class A ordinary shares outstanding as of December 14, 2021 as reported on the Issuer’s Form 10-Q/A, filed on December 14, 2021 and (ii) 3,647,500 Class A ordinary shares issuable upon conversion of 3,647,500 Class B ordinary shares beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Adam Stone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,146,500[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,146,500[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,146,500[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.7%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[1]
Represents 499,000 Class A ordinary shares and Class A ordinary shares to be issued upon the automatic conversion of 3,647,500 Class B ordinary shares at the time of the Issuer’s initial business combination.

[2]
Calculated based on (i) 15,449,000 Class A ordinary shares outstanding as of December 14, 2021 as reported on the Issuer’s Form 10-Q/A, filed on December 14, 2021 and (ii) 3,647,500 Class A ordinary shares issuable upon conversion of 3,647,500 Class B ordinary shares beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Michael Altman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,146,500[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,146,500[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,146,500[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.7%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[1]
Represents 499,000 Class A ordinary shares and Class A ordinary shares to be issued upon the automatic conversion of 3,647,500 Class B ordinary shares at the time of the Issuer’s initial business combination.

[2]
Calculated based on (i) 15,449,000 Class A ordinary shares outstanding as of December 14, 2021 as reported on the Issuer’s Form 10-Q/A, filed on December 14, 2021 and (ii) 3,647,500 Class A ordinary shares issuable upon conversion of 3,647,500 Class B ordinary shares beneficially owned by the Reporting Persons.

Item 1(a).	Name of Issuer

The name of the issuer is ARYA Sciences Acquisition Corp IV

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 51 Astor Place, 10th Floor, New York, NY, 10003.

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	ARYA Sciences Holdings IV (the “Sponsor”); and
(ii)	Adam Stone;
(iii)	Michael Altman

Item 2(b)/(c).	Citizenship & Address of the Principal Business Office, or if none, Residence:

The address of each of the Reporting Persons is:
c/o: ARYA Sciences Holdings IV
51 Astor Place,
10th Floor,
New York, NY, 10003
Citizenship: Cayman Islands

ARYA Sciences Holdings IV is a Cayman Islands limited liability company.
Adam Stone is a citizen of the United States.
Michael Altman is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share (the "Class A ordinary shares ").

Item 2(e).	CUSIP Number

G31659108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by the Sponsor. The Sponsor is controlled by a board of directors, comprised of two directors, Adam Stone and Michael Altman. As such, each such director has voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have shared beneficial ownership of the reported securities. The filing of this Statement shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

ARYA Sciences Holdings IV

/s/ Samuel M. Cohn
Name: Samuel M. Cohn
Title: Secretary

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of February 11, 2022